UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Rule 13d - 102)

                    Under the Securities Exchange Act of 1934

                                  Amendment No.



                           BIOVEST INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    09069L102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 19, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09069L102
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:   Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,849,022*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,849,022*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            6,849,022
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  6.9%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 96,451,503 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the
"Company"), outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of September 19, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II," and together with the Fund, PSource, Valens U.S., and VOFF SPV I, the "Investors") collectively held (i) 3,802,147 Shares, (ii) warrants (the "March

2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the initial principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation can only be waived by the Investors at a time when no indebtedness of the Company of which the Investors at any time were the holders, directly or indirectly, is outstanding. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  09069L102
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      PSource Structured Debt Limited

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:   Guernsey
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,849,022*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,849,022*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            6,849,022
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  6.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 96,451,503 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the
"Company"), outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of September 19, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II," and together with the Fund, PSource, Valens U.S., and VOFF SPV I, the "Investors") collectively held (i) 3,802,147 Shares, (ii) warrants (the "March

2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the initial principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation can only be waived by the Investors at a time when no indebtedness of the Company of which the Investors at any time were the holders, directly or indirectly, is outstanding. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  09069L102
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,849,022*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,849,022*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            6,849,022
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  6.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 96,451,503 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the
"Company"), outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of September 19, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II," and together with the Fund, PSource, Valens U.S., and VOFF SPV I, the "Investors") collectively held (i) 3,802,147 Shares, (ii) warrants (the "March

2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the initial principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation can only be waived by the Investors at a time when no indebtedness of the Company of which the Investors at any time were the holders, directly or indirectly, is outstanding. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  09069L102
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,849,022*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,849,022*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            6,849,022
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):   6.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 96,451,503 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the
"Company"), outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of September 19, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II," and together with the Fund, PSource, Valens U.S., and VOFF SPV I, the "Investors") collectively held (i) 3,802,147 Shares, (ii) warrants (the "March

2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the initial principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation can only be waived by the Investors at a time when no indebtedness of the Company of which the Investors at any time were the holders, directly or indirectly, is outstanding. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  09069L102
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV I, Ltd.
      98-0539781
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,849,022*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,849,022*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            6,849,022
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  6.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 96,451,503 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the
"Company"), outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of September 19, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II," and together with the Fund, PSource, Valens U.S., and VOFF SPV I, the "Investors") collectively held (i) 3,802,147 Shares, (ii) warrants (the "March

2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the initial principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation can only be waived by the Investors at a time when no indebtedness of the Company of which the Investors at any time were the holders, directly or indirectly, is outstanding. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  09069L102
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV II, Corp.
      26-0811267
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,849,022*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,849,022*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            6,849,022
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  6.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
* Based on 96,451,503 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the
"Company"), outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of September 19, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II," and together with the Fund, PSource, Valens U.S., and VOFF SPV I, the "Investors") collectively held (i) 3,802,147 Shares, (ii) warrants (the "March

2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the initial principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation can only be waived by the Investors at a time when no indebtedness of the Company of which the Investors at any time were the holders, directly or indirectly, is outstanding. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  09069L102
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,849,022*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,849,022*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            6,849,022
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):   6.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 96,451,503 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the
"Company"), outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of September 19, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II," and together with the Fund, PSource, Valens U.S., and VOFF SPV I, the "Investors") collectively held (i) 3,802,147 Shares, (ii) warrants (the "March

2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the initial principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation can only be waived by the Investors at a time when no indebtedness of the Company of which the Investors at any time were the holders, directly or indirectly, is outstanding. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  09069L102
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,849,022*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,849,022*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,849,022
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):   6.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on 96,451,503 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the
"Company"), outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of September 19, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II," and together with the Fund, PSource, Valens U.S., and VOFF SPV I, the "Investors") collectively held (i) 3,802,147 Shares, (ii) warrants (the "March

2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the initial principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation can only be waived by the Investors at a time when no indebtedness of the Company of which the Investors at any time were the holders, directly or indirectly, is outstanding. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  09069L102
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,849,022*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,849,022*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            6,849,022
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):   6.9%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on 96,451,503 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the
"Company"), outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of September 19, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II," and together with the Fund, PSource, Valens U.S., and VOFF SPV I, the "Investors") collectively held (i) 3,802,147 Shares, (ii) warrants (the "March

2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the initial principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation can only be waived by the Investors at a time when no indebtedness of the Company of which the Investors at any time were the holders, directly or indirectly, is outstanding. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  09069L102


Item 1(a).  Name Of Issuer:  Biovest International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            324 S. Hyde Park Avenue, Suite 350, Tampa, Florida 33606


Item 2(a).  Name of Person Filing:   Laurus Master Fund, Ltd.

          This Schedule 13G is also filed on behalf of PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. and PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd., PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp. reported in this Schedule 13G. Information related to each of PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor
            New York, NY 10017

Item 2(c).  Citizenship:   Cayman Islands

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP No.:   09069L102


Item 3.     Not Applicable


Item 4.  Ownership:

         (a) Amount Beneficially Owned:                               6,849,022*

         (b) Percent of Class:                                             6.9%*

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          6,849,022*

CUSIP No.  09069L102


            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      6,849,022*


Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities:

         Not Applicable


Item 8.  Identification and Classification of Members of the Group:

         Not Applicable


Item 9.  Notice of Dissolution of Group:

         Not Applicable




-------------------
* Based on 96,451,503 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the
"Company"), outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of September 19, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II," and together with the Fund, PSource, Valens U.S., and VOFF SPV I, the "Investors") collectively held (i) 3,802,147 Shares, (ii) warrants (the "March 2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the initial principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation can only be waived by the Investors at a time when no indebtedness of the Company of which the Investors at any time were the holders, directly or indirectly, is outstanding. The Fund and PSource are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S., VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  09069L102



Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              September 26, 2008
                                              ----------------------------------
                                              Date


                                              LAURUS MASTER FUND, LTD.

                                              /s/ David Grin
                                              ----------------------------------
                                                  David Grin
                                                  Director




      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.  09069L102

                                   APPENDIX A


A. Name: PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Guernsey


B. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


C. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


D. Name:                   Valens Offshore SPV I Ltd.,
                           a Cayman Islands limited company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


E. Name:                   Valens Offshore SPV II, Corp., a Delaware corporation

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware

CUSIP No.  09069L102


F. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


G. Name:                   Eugene Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            United States


H. Name:                   David Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            Israel

CUSIP No.  09069L102



Each of PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.


PSource Structured Debt Limited

By:  Laurus Capital Management, LLC
Individually and as investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Principal
    September 26, 2008




Valens U.S. SPV I, LLC

Valens Offshore SPV I, Ltd.

Valens OFfshore SPV II, Corp.

By:  Valens Capital Management, LLC
Individually and as investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Principal
    September 26, 2008



/s/ David Grin
-----------------------------------------
    David Grin, on his individual behalf
    September 26, 2008



/s/ Eugene Grin
-----------------------------------------
    Eugene Grin, on his individual behalf
    September 26, 2008